UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: *           Jefferson National Life of New York Annuity Account 1

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10350 Ormsby Park Place, Louisville, KY 40223

Telephone Number (including area code):   502.587.3809

Name and address of agent for service of process:

Craig Hawley

10350 Ormsby Park Place, Louisville, KY 40223

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒        NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Louisville and state of KY on the 5th day of September 2014.

Jefferson National Life of New York Annuity Account 1

By:	/s/ Craig Hawley
Name:	Craig Hawley
Title:	General Counsel and Secretary

Attest:	/s/ Missy Pulliam
Missy Pulliam
Compliance Manager